                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 7)*
                                       of
                           Tweedy, Browne Company LLC

                    Under the Securities Exchange Act of 1934

                           SUN-TIMES MEDIA GROUP, INC.

                     (FORMERLY HOLLINGER INTERNATIONAL INC.)
                                (Name of Issuer)

                Class A - Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    86688Q100
                                 (CUSIP Number)

                              Christopher H. Browne
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 24, 2006
             (Date of Event which Required Filing of this Statement

                (The date the filing person examined the Issuer's
                  Form 10-Q for the period ended June 30, 2006
                       and which was filed August 9, 2006)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

\
CUSIP No. 86688Q100

--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[ ]
                                                                          (b)[x]
--------------------------------------------------------------------------------
(3)    SEC Use Only
--------------------------------------------------------------------------------
(4)    Source of Funds (See Instructions)
                                                                              00
--------------------------------------------------------------------------------
(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       (2)(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization
                                                                        Delaware
--------------------------------------------------------------------------------
                   (7)    Sole Voting Power
                          TBC has sole voting power with respect to 10,792,260
                          shares held in certain TBC accounts (as hereinafter
                          defined). Additionally, certain of the members of TBC
                          may be deemed to have sole power to vote certain
                          shares as more fully set forth herein.
                   -------------------------------------------------------------
Number of Shares   (8)    Shared Voting Power
  Beneficially                                                          0 shares
  Owned by Each    -------------------------------------------------------------
Reporting Person   (9)    Sole Dispositive Power
      With                0 shares, except that certain of the members of TBC
                          may be deemed to have sole power to vote certain
                          shares as more fully set forth herein.
                   -------------------------------------------------------------
                   (10)   Shared Dispositive Power
                          10,837,565 shares held in accounts of TBC (as
                          hereinafter defined).
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               10,837,565 shares
--------------------------------------------------------------------------------
(12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)
                                                                             [x]
--------------------------------------------------------------------------------
(13)   Percent of Class Represented by Amount in Row (11)
                                                                          16.68%
--------------------------------------------------------------------------------
(14)   Type of Reporting Person (See Instructions)
                                                                     BD, IA & 00
--------------------------------------------------------------------------------

PRELIMINARY NOTE

     This Amendment No. 7 to a Statement on Schedule 13D (the "Amendment No. 7") is being filed by Tweedy, Browne Company LLC ("TBC"), which may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Class A - Common Stock of Sun-Times Media Group, Inc. ("formerly Hollinger International Inc.). This Amendment No. 7 amends an Amendment No. 6 to a Statement on Schedule 13D filed by TBC and dated November 4, 2005. However, the filing of this Amendment No. 7 should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

     This Amendment No. 7 relates to the Class A - Common Stock, $.01 par value (the "Common Stock"), of Sun-Times Media Group, Inc. (the "Company"), which, to the best knowledge of the person filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 712 Fifth Avenue, New York, NY 10019.

     This Amendment No. 7 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC (the "TBC Accounts"), with respect to which TBC has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1, 2, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 7.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 10,837,565 shares of Common Stock (the "TBC Shares"). The aggregate cost of the TBC Shares, including brokerage commissions, was $122,001,065.

     The TBC Shares are held in the TBC Accounts, the funds therefore coming from the funds on hand in each individual managed account. In some instances, certain TBC accounts have access to funds that may come from standard margin account borrowings from brokerage accounts maintained at Bear, Stearns Securities Corp. To date, none of the TBC accounts have utilized margin account borrowings relating to their interest in the Common Stock. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Bear, Stearns Securities Corp. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 3 1/4% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

ITEM 4. PURPOSE OF TRANSACTION

     The sole purpose of the filing of this Amendment No. 7 is due a change in the share outstanding number reported on the Issuer's most recent Form 10-Q for the period ended June 30, 2006 and which was filed August 9, 2006, causing an increase in TBC's reporting percentage by over 1%. No purchases have been made since TBC's last amendment filing dated November 4, 2005. The updated share outstanding number is more fully set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 10,837,565 shares of Common Stock, which constitutes approximately 16.68% of the 64,956,299 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     TBC and its Members (as defined in Item 2 of a Statement on Schedule 13D filed by TBC dated May 19, 2003) disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 10,837,565 shares, which constitutes approximately 16.68% of the 64,956,299 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a member of TBC, is 10,837,565 shares, which constitutes approximately 16.68% of the 64,956,299 shares of Common Stock outstanding.

     Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with TBC or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 10,837,565 shares of Common Stock held by the TBC Accounts and has shared power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 10,792,260 shares of Common Stock held in certain TBC Accounts.

          Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) sole power to vote or direct the vote of 10,792,260 shares of Common Stock held in certain TBC Accounts.

     (c) Transactions in Common Stock effected by TBC during the sixty-day period and ended as of the date hereof are set forth below:

                                   No of shares *
                                     transferred
                                    out of client
TBC Accounts   No of shares sold      accounts      Price per share
------------   -----------------   --------------   ---------------
  07/26/06             1550                              $7.93
  07/26/06                              630*
  08/07/06           50,000                              $8.00
  08/08/06           25,000                              $7.92
  08/09/06                              805*
  08/15/06              255                              $7.86
  08/22/06           40,000                              $7.62

* Shares transferred out of certain client accounts pursuant to clients' instructions.

     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e) Not applicable.

                                    SIGNATURE

     Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 7 is true, complete and correct.

                                        TWEEDY, BROWNE COMPANY LLC


                                        By: /s/ Christopher H. Browne
                                            ------------------------------------
                                            Christopher H. Browne
                                            Member

Dated: August 25, 2006